Exhibit 99.4

June 4, 2026

TransAlta Corporation

TransAlta Place

Suite 1400, 1100 1 St SE

Calgary, Alberta T2G 1B1

Re:	TransAlta Corporation (the “Corporation”)

To Whom It May Concern:

We hereby consent to the references to our firm name on the cover page and under the captions “Legal Matters”, “Interests of Experts” and “Documents Filed as Part of the Registration Statement” and to the references to our firm name and use of our opinions under the captions “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the prospectus supplement included as part of the registration statement on Form F-10 (File No. 333-292019) of the Corporation.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP

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